Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

New Member Appointed to Cameco’s Board of Directors

Saskatoon, Saskatchewan, Canada, December 4, 2013 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that its board of directors appointed Catherine A. Gignac as a board member effective January 1, 2014 until the next shareholders’ meeting, at which all directors are subject to re-election by the shareholders.

Gignac, a resident of Mississauga, Ontario, has over 30 years’ experience in the Canadian mining industry as a geologist, mining equity research analyst and as a consultant. Over a distinguished career, she held positions with several leading firms including Merrill Lynch Canada, Wellington West Capital Markets Inc., UBS Investment Bank, RBC Capital Markets, Dundee Capital Markets Inc., and Loewen Ondaatje McCutcheon Limited. As an analyst she covered the mining and minerals sector including large to small cap, precious and base metal mining and has extensive experience in project value analysis and mergers and acquisitions.

“We are pleased to welcome Catherine to Cameco’s board of directors,” said board chair Neil McMillan. “Her extensive mining industry and capital market expertise will provide valuable insight as we implement Cameco’s strategy.”

Gignac is a member of the CSA Group’s mining technical advisory and monitoring committee, the CFA Institute’s mineral resources analyst group, the Canadian Institute of Mining & Metallurgy, the Prospectors and Developers Association of Canada and the Crohn’s & Colitis Foundation of Canada.

She also serves on the boards of St. Andrew Goldfields Ltd. Trevali Mining Corporation and Corvus Gold Inc.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in the Americas, Australia and Asia.

Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190